

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Ken McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, CA 90066

> **Re:** **Stamps.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-26427**

Dear Mr. McBride:

We have reviewed your response dated December 22, 2010 to our comment letter dated November 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 9. Income Taxes, page F-17

1.   We reviewed your response to comment two in our letter dated November 22, 2010. We understand in recent periods you have concluded that positive evidence outweighs negative evidence in terms of the realizability of some or all of your deferred tax assets and as such, you have released portions of your valuation allowance. However, it appears you have limited the estimate of future income used in determining the release of the valuation allowance to a very limited time period, specifically one or two years. Please tell us in more detail why it is appropriate to limit the estimate of future income used in determining the valuation allowance to such a short time horizon. We believe projections of future taxable income should consider all years that may provide a source of taxable income for the realization of deferred tax assets and that uncertainty about the sustainability of taxable income due to general business and macro-economic risk factors does not warrant the use of a short-term outlook. We believe this view is supported in ASC 740-10-30-17, which states, "[a]ll available evidence, both positive and negative,

shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. " It seems the use of projections based on a two year timeframe fails to consider all available evidence. We believe the appropriate place to consider the inherent risk of future operations is in the development of projections, not through excluding consideration of potential positive evidence that may be present in later years. Also, we believe that truncating your projections to a specific short-term period is inherently arbitrary. In this regard, we note you truncated your projections to one year in connection with revising the valuation allowance in 2008, yet you truncated your projections to two years in revising the valuation allowance in 2010. In your response, please tell us whether you prepare income projections for longer than two years for any purpose, and if so, whether these projections support a net deferred tax asset that is materially different than the net deferred tax asset recorded as of June 30, 2010.

You may contact Robyn Manuel at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief